Titan Medical Achieves all Third Quarter Milestones Related to the
Development of the SPORT Surgical System

TORONTO, Oct. 04, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces that the Company has achieved all of its publicly stated third quarter 2018 development milestones for the SPORT Surgical System, as follows:

  Completed the improved camera insertion tube engineering confidence build (functional prototype)
  Completed design enhancements of both the surgeon workstation and patient cart in anticipation of system engineering confidence build by year-end 2018
  Completed and demonstrated full suite of simulation training software for beta testing
  Filed three Q-submissions containing detailed protocols for animal, cadaver and human confirmatory studies for review by the U.S. Food and Drug Administration (“FDA”), approximately one year ahead of plan

“The pace of development of our single-port robotic SPORT Surgical System has been moving rapidly, and we are pleased to have met multiple significant milestones for design and engineering, training and regulatory affairs,” stated David McNally, Titan’s chief executive officer. “We are particularly pleased to have filed three Q-submissions with the FDA that we believe will help us to clarify requirements well in advance of collecting evidence for our planned 510(k) submission. Having successfully achieved all of our projected milestones on or ahead of schedule for the third quarter, our team is confident we will remain on track to meet our fourth quarter milestones with continued strong execution in 2019.”

The Company notes that key milestones expected to be achieved during the balance of 2018 include:

  Completion of the engineering confidence build of the improved SPORT Surgical System, based on surgeon feedback from previous preclinical studies
  Peer-reviewed publications and presentations at important medical conferences, including a presentation about the assessment of technical skills with the SPORT system at the American Association of Gynecologic Laparoscopists 2018 Global Congress in November

“We affirm expectations that during 2019 we will conduct preclinical and confirmatory human studies to support the submission of our technical file for CE Mark and of our 510(k) with the FDA by the end of the year,” Mr. McNally added.

About Titan Medical

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com